EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Resource Partners, L.P.

(amounts in thousands except ratios)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Net income (loss)(1)	$(91,245)	$(51,902)	$19,899	$9,281	$(54,329)
Fixed Charges	52,813	7,882	632	472	469
Equity income in unconsolidated company	—	—	—	—	—
Interest capitalized	(14,174)	(2,338)	—	—	—
Amortization of previously capitalized interest	1,687	223	—	—	—
Total	(50,919)	(46,135)	$20,531	$9,753	$(53,860)
Fixed Charges:
Interest cost and debt expense	34,324	4,195	—	—	—
Interest capitalized	14,174	2,338	—	—	—
Interest allocable to rental expense(2)	4,315	1,349	632	472	469
Total Fixed Charges(3)	$52,813	$7,882	$632	$472	$469
Preferred limited partner dividends	12,677	3,493	—	—	—
Total Fixed Charges and Preferred Dividends(3)	$65,490	$11,375	$632	$472	$469
Ratio of Earnings to Fixed Charges	—	—	32.49x	20.68x	—
Ratio of Earnings to Fixed Charges and Preferred Dividends	—	—	32.49x	20.68x	—

(1)	Includes asset impairment charges of $38.0 million, $9.5 million, $7.0 million, $50.7 million and $156.4 million during the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(3)

Due to the Partnership’s net loss for the years ended December 31, 2013, 2012, and 2009, its earnings were insufficient to cover its fixed charges by $103.7 million, $54.0 million, and $54.3 million, respectively. Due to the Partnership’s net loss for the years ended December 31, 2013 and 2012, its earnings were insufficient to cover its fixed charges and preferred dividends by $116.4 million and $57.5 million, respectively. There were no preferred limited partner dividends for the year ended December 31, 2011, 2010 and 2009.